Exhibit 12.1

ALLERGAN, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2008		2007		2006(a)		2005		2004
Computation of Earnings:
Income from continuing operations before taxes	$787.2		$687.7		$(19.5)		$599.2		$532.1
Net interest expense	60.6		71.4		60.2		12.4		18.1
Interest portion of operating lease expense	14.3		13.2		10.6		7.1		5.8

Earnings	$862.1		$772.3		$51.3		$618.7		$556.0

Computation of Fixed Charges
Net interest expense	$60.6		$71.4		$60.2		$12.4		$18.1
Capitalized Interest	1.4		1.3		0.4		1.0		1.4
Interest portion of operating lease expense	14.3		13.2		10.6		7.1		5.8

Fixed Charges	$76.3		$85.9		$71.2		$20.5		$25.3

Ratio of Earnings to Fixed Charges	11.3	x	9.0	x	0.7	x	30.2	x	22.0	x

(a) In the year ended December 31, 2006, earnings were not sufficient to cover fixed charges by $19.9 million. The determination of earnings in 2006 includes a charge of $579.3 million related to acquired in-process research and development assets associated with our acquisition of Inamed, Inc.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preference dividends are identical to the ratios presented in the table above.